EXHIBIT   2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2006

Minco Mining & Metals Corporation

Management’s Discussion and Analysis

For the Period Ended March 31, 2006

This management’s discussion and analysis (“MD&A”), dated May 11, 2006 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended March 31, 2006 and the audited consolidated financial statements and notes for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”, referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”) and its interests in the Longnan projects, incorporated in the People’s Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Controlling interests – 55.5% controlling interest in Minco Silver Corporation (“Minco Silver”) and its subsidiary Minco Silver Ltd. Minco Mining has proposed the distribution of 6.5 million of its shares held in Minco Silver to its shareholders. After the distribution, Minco Mining’s interest in Minco Silver will be reduced to 29.7%.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

(i)

up to 51% of a joint venture company to be formed and known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”) - holding company for the Changkeng Gold project;

(ii)

up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

(iii)

up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

(iv)

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

(v)

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2005 1st quarter average	6.765	0.816

March 31, 2005	6.811	0.822
2005 average	6.776	0.826
December 31, 2005	6.927	0.858
2006 1st quarter average	6.978	0.866
March 31, 2006	6.884	0.857

Company’s Operations

The following is a discussion of the properties and projects that Minco Mining holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Project

On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Mining and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Mining must contribute 51 million RMB (approximately $7.4 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the issuance of the Changkeng exploration permit.  The remaining 67 million RMB committed by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2004, has been renewed and is presently held by the No. 757 Exploration Team. The Company is in the process of obtaining all the required government approvals on Jinli JV, so that the exploration permit can be transferred to the Jinli JV. As this may take several months, phase one drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

At this stage exploration is limited to two infill holes on Lines 1 and 8 for a total of 445m.The purpose of the two holes is to test the continuity of the major gold mineralization zone. The two holes will also be kept for long-term hydrological observation.

Systematic infill drilling and relevant engineering study will be carried out after the exploration license is transferred to Jinli JV.

•

Exploration plan for 2006:

An extensive exploration program has been planned to delineate the mineralization. It is hoped that this will expand the existing resource base, upgrade the inferred resource estimates and provide a basis metallurgical testing preparatory to initiating a feasibility study. At this juncture, it is planned that Changkeng be explored and developed while exploration is carried out on the adjacent Fuwan silver deposit (the “Fuwan Silver Project”) to delineate the large high grade silver mineralization. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed. A pre-feasibility study will then be initiated.

The exploration permit on the Changkeng was renewed by the 757 Exploration Team.

On February 10, 2006, Minco Mining began two drill holes, ZK0103 and ZK0807 which forms part of the Phase-I drilling program. ZK0103 was ended at depth of 130.95m on March 3, 2006. The silicified zone which hosts the known gold mineralization was intersected from 95.07m to 110.75m and mineralization dominated with visible pyrite was observed from 100.95m to 109m. On April 6, 2006, Hole ZK0807 was completed at depth of 269.4m. The silicified zone was intersected from 196.45m to 248.7m and visible sulphide zones were observed from 234.2m to 236.92m and from 240.85m to 245.5m. Drill core samples were collected and sent to PRA Lab in Kunming on April 22, 2006.

Yangshan (Anba) Gold Project

The Keyin JV signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field.  The joint venture company to be formed is referred to as the “YGM JV”. The Keyin JV has the right to earn up to 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred to the YGM JV once the definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained. The YGM JV has applied for a business license.

In April 2004, the board of directors of Keyin JV agreed to pay 3 million RMB (approximately $440,000) to a company engaged to prepare the transfer of the exploration permit to YGM JV. The Company advanced RMB 2 million (approximately $295,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful accounts, which is considered part of the exploration cost of the project.  Should these funds or any parts thereof be collected in the future, the amount will be recorded as exploration costs recovery.

The Company does not plan to undertake any exploration until the exploration permit has been transferred to the YGM JV.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Mining signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan

•

Hongyangou

•

Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Mining (approximately $1.1 million).

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. At that point, the Company will proceed with the exploration program.

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometres long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

Gobi Gold Project

Minco Mining has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to March 31, 2006, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

A site visit, geological review and compilation of previous exploration data have been completed and an exploration proposal prepared.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $392,918 had been advanced as of the date of MD&A.

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC Gold project has all permits necessary to pursue exploration on this property.

Pursuant to the terms of the agreement on the BYC Gold project, Minco Mining received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate fair value of these shares at the date of issue of $158,000 has been recorded as an exploration cost recovery.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

A diamond drill program consisting of 1,500 metres was initiated in the fourth quarter of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1-5 g/t gold zones in numberous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zone of 73g/t gold over 1.5 metres and 38g/t over 1.7 metres were intersected beneath the largest artisanal pit in DH6.

Surface sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 metres in width and with grade from 1.2 to 4.98g/t gold. Results of pit sampling by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

A diamond drill program consisting of 1,323 metres was initiated in the fourth quarter of 2005 and four diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, four of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold. It is confirmed that the gold mineralization within the shear zone extended at least for more than 2,000 metres along strike at both surface and depth.

•

Exploration plan for 2006:

A 1,500 meter diamond drilling program was completed in late December 2005 at the BYC project in Inner Mongolia, which is funded by New Cantech Ventures. The drilling program was designed to test a 1,000 m long segment of the North Zone, which is a gold-bearing shear zone that is traced on surface by exploration trenches and historical mine workings. Assay results for this program are pending. Further drilling and detailed structural mapping by a structural specialist are proposed on the BYC gold project in 2006. The exploration program will be funded 100% by New Cantech Ventures.

Infill and stepout drilling has been proposed for 2006 to follow up the high-grade zone and to define the ore zones intersected by drill holes along the northeast extension.

Minco China

Gansu Longnan Properties

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the fdamous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these anomalies, 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan and Yejiaba permits. Exploration programs in 2006 will be focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching. It is expect that several drilling targets will be generated by the end of 2006. Reconnaissance investigation over the semi-regional geochemical anomalies will be initiated in late March 2006.

•

Exploration plan for 2006:

The 12 newly staked gold properties, owned 100% by Minco China (on behalf of Minco Mining), cover very strong gold anomalies and have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba Gold Project. In 2005, approximately 4,000 stream sediment samples were collected as part of a program to investigate the mineral potential of the above gold prospects.

The sampling program was successful in identifying anomalous areas that will require more detailed exploration in the 2006 field season. Assay results will be released by the Company once they are compiled.

Yangshan Gold Belt will be Minco’s prime exploration focus in 2006. The exploration program proposed includes a combination of geological mapping, prospecting, ridge and spur soil sampling, and grid soil sampling. Finally, trenching soil anomalies and IP surveys will be carried out to evaluate the characteristics of mineralization and define drill targets.

Minco Silver Corporation

Corporate Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation, together with its subsidiary, is engaged in the acquisition and exploration of silver mineral properties in the People’s Republic of China. At the date of this MD&A, Minco Silver is a 55.5%-owned subsidiary of Minco Mining.

In 2004, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China. Minco Silver and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 (which includes the $2,000,000 referred to above) to Minco Silver in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.  Minco Silver’s objective is to explore and develop the Fuwan Property with a view to commencing commercial mining operations on the property. Minco Silver will also be seeking to identify new silver projects in China for possible exploration and development by way of joint ventures or other forms.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”. Minco Silver also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At March 31, 2006, Minco Silver had approximately $6.4 million in working capital which will be used for: i) funding exploration and development activities of the Fuwan Silver Project and its other properties; ii) acquisition of additional silver dominant mineral properties in China; and iii) general corporate purposes.

Fuwan Silver Properties

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to Minco Silver in exchange for 14,000,000 common shares:

(a)

 The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

 A preliminary joint venture agreement in relation to the exploration and development of the Fuwan Silver Project; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs.  Minco Silver’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

On September 28, 2004, Minco Silver signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provided for Minco Silver and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and Minco Silver had provided all of the funding to explore and develop the Fuwan Property.  On January 10, 2006, Minco Silver and GGEDC agreed that the joint venture will no longer be pursued and Minco Silver should assume a 100% interest on the Fuwan Property.  Accordingly, Minco Silver has accounted for its 100% interest in the Fuwan Property. GGEDC will, however, continue to provide professional services and technical assistance to Minco Silver in relation to Minco Silver’s mining activities in Guangdong Province, China in return for a 10% net profit to be derived from the Fuwan Property.

(1)

Fuwan Silver Project:

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (10,330,000 RMB).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and Minco Silver is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco China.  As of March 31, 2006, Minco Silver paid a total of approximately $600,000 (4,132,000 RMB), representing 100% of the first installment payable for the Fuwan Exploration Permit.

An updated National Instrument 43-101(“NI 43-101”) report has been prepared on the Fuwan Silver Project, as discussed below.

Minco Silver completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

(2) Guanhuatang, Luoke-Jilinggang and Guyegang-Sanyatang Properties

On April 7, 2005, Minco China, on behalf of Minco Silver, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

Technical Report

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Silver to prepare an independent technical report on the Fuwan Property.  This report was commissioned to take into account the addition of three exploration permits and acquisition of additional data since the filing of a National Instrument 43-101 technical report in November 2004. The purpose of the current NI 43-101 technical report is to:

•

take into consideration recently completed drilling by Minco Silver;

•

estimate silver resources that reflect Minco Silver’s current exploration permit holdings;

•

estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

•

estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate was prepared on the silver portion of the deposit, which includes gold, lead and zinc credits and is reported as an inferred resource of 20,376,000 tonnes at 181g/t (grams per tonne) silver, 0.34g/t gold, 0.20% lead and 0.65% zinc. The resource estimate is undiluted and uses a cut-off grade of 75 g/t silver. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves.

Minco China applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver deposit, is adjacent to the Fuwan and Changkeng permit areas.  The additional resource potential was calculated for the Daginggang Application.  Utilizing a 75 g/t silver cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t silver, 0.59 g/t gold, 0.32% lead and 0.65% zinc. According to NI 43-101, this additional resource potential cannot be included in the Fuwan resource estimate. Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan resource estimate.  Please refer to this report filed on SEDAR at www.sedar.com for a complete explanation of results.

A nine-hole, 2,500 metre drilling program was initiated on December 9, 2005 using three drilling rigs. The purpose of the drilling is to test the continuity along strike and down dip extensions of the deposit.

To January 22, 2006, a total of five holes were completed aggregating 1,244.88m. Silification zones which host most of the known silver mineralization were intersected in all five holes with visible sulphide mineralization in four holes. All core intercepts approximate true width.

There were significant intersections in four holes as described in the following table.

Hole No.	Section	From (m)	To (m)	Intercept (m)	Ag (g/t)

FW 05	Line 4	236.57	241.72	5.15	188.8
	(Infill)	243.72	252.42	8.7	823.8

FW 06	Line 10	129.95	137.25	7.3	261.0
	(Stepout)

FW 07	Line 16	95.0	98.0	3.0	168.0
	(Infill)	115.76	118.16	2.4	1183.4

FW 09	Line 27	178.15	182.05	3.9	221.4
	(Stepout)	232.55	236.28	3.74	292.5

The 5th hole (FW 01) was an exploration whole 600m from the main Fuwan Zone.

Drill cores with visible mineralization were sawed in half with a diamond saw and 135 samples were collected from the four completed holes. Drill core samples from holes completed to date (FW0001, FW0005, FW0006, FW0007 and FW0009) were shipped to the Process Research Associates Ltd. (“PRA”) Kunming lab for analysis for silver, gold, lead and zinc.  The samples were prepared according to Minco Silver’s QA/QC procedures, namely each batch of 20 samples included 17 regular samples, and one certified reference sample, one duplicate sample and one blank. Total number of the samples sent to PRA Lab was160.

By May 10, 2006, Minco Silver has completed the 9-hole (total 2,700 metres) drilling program on Fuwan Silver Project. Based on the results, Minco Silver decides to expand the drilling program by adding two more drills on the project.  Currently, there are five drills on the property.

Further to the assay results for the first five holes, the assay results for the other four holes are provided in the table below:

Hole No.	Section	From (m)	To (m)	Intercept (m)	Silver (g/t)

FW 02	Line 35	133.55	135.60	2.05	71.40
	(Stepout)	147.34	152.73	5.39	129.80
		165.35	166.15	0.80	1200.00
		195.04	208.67	12.96	234.20

FW 03	Line 19	242.70	251.80	9.10	284.10
	(Stepout)	257.00	264.10	7.10	74.40
		292.30	293.30	1.00	894.00

FW 04	Line 03	285.38	287.02	2.48	190.50
	(Stepout)	300.23	302.65	2.42	106.80

FW 08	Line 40	178.00	179.40	1.40	116.30
	(Stepout)	181.87	182.27	0.40	468.50

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc is pending.

Hole FW02 is a step-out hole drilled in an open area on Section 35, 1,000m west of the deposit centre (Section 4), while Hole FW03 tested the down dip extension of the silver mineralization.  Both holes encountered significant silver zones.  Hole FW 08 was drilled at the east end of the deposit, over 1,000m from the deposit centre (Section 4).

Holes FW 02 and FW03, together with two holes ZK4302 (13.23m grading 271.93 g/t silver) and ZK2301 (19.91m grading 150.80 g/t silver), previously drilled by the Chinese, have outlined a large area (approximately 700m by 500m) with very strong and continuous silver mineralization.  This area has received little drilling previously and will be the prime target for the expanded drilling program.

Samples were prepared and assayed at PRA’s Kunming lab with the supervision of a certified BC assayer. Silver was assayed with acid digestion and AAS finish. Assay results were further checked at PRA’s Vancouver lab as an internal check.  Reference materials were inserted by Minco staff geologists as a further assay control. The assay data provided by PRA is considered acceptable.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Mining’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Mining has a 63% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and therefore incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Mining can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has been returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.

•

Exploration plan for 2006:

White Silver Mountain Project will be the prime asset of the Company's newly formed subsidiary Minco Base Metals Ltd., where the Company has a 63% earned interest in the depth extension of the producing massive sulfide Xiaotieshan Mine. The project has potential for development within a short time frame. All of the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the first quarter of 2006, gross exploration costs totaled $373,000 offset by cost recoveries of $78,000 for next exploration costs of $295,000. The Company also made prepayments of $18,000 for drilling programs. In the same period of 2005, the Company spent $127,000 on exploration costs.

	2006 Q1	2005 Q1
Gansu
• White Silver Mountain	$5,180	$6,330
• Yangshan, Anba	4,209	3,090
• Minco-Qinqi (formerly Western Extension of Yangshan)	7,212	22,572
• Longnan	68,471	-
Inner Mongolia
• Gobi Gold	9,052	1,225
• BYC	77,964	27,419
Guangdong
• Chengkeng	25,838	33,461
• Fuwan	175,246	32,428
Gross exploration costs	373,172	126,525
Exploration cost recoveries	(77,964)	-
Expensed exploration costs	$295,208	$126,525

Most of the increase in exploration costs in 2006 is due to the $119,000 cost of the phase one drilling problem on Fuwan Silver Project, as described above and the Longnan program.

The following is a summary of other exploration costs incurred for the Fuwan Property:

	Three months ended March 31, 2006	Three months ended March 31, 2005	Cumulative from august 20, 2004 (inception) to March 31, 2006

Consulting fees
-- External consulting fees	$ 14,331	$ -	$ 109,911
-- Internal consulting fees	15,316	18,034	121,443
Drilling	119,338	7,627	162,682
Labor costs	12,369	1,256	45,694
Other exploration costs	13,892	5,511	97,266
	$ 175,246	$ 32,428	$ 536,996

As of March 31, 2006, Minco Silver owed the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $920,000 (RMB 6,198,000) payable in two equal instalments in July 2006 and July 2007.

In November 2005 and March 2006, Minco China signed three Fuwan drilling contracts on behalf of Minco Silver, with a total value of RMB 1,963,000 (approximately $285,000). As of March 31, 2006, the Company had paid RMB 937,000 (approximately $136,000) and committed to pay RMB1,026,000 (approximately $149,000).

As described above, the Company has an agreement with New Cantech under which New Cantech funds exploration activities on the BYC Gold project. In the period ended March 31, 2006, direct costs and management fees relating to the BYC Gold project totalled $78,000.

In August 2005, the Company signed an exploration program for Longnan project. In the period ended March 31, 2006, the Company spent $68,000 on the Longnan project relating to the exploration programs, including $43,000 on geochemistry costs and sample analysis, $7,000 on labour costs, consulting fees $11,000, $7,000 on other exploration costs.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the period ended March 31, 2006, the Company spent a total of $921,000 on administrative expenses compared to $610,000 in the same period of 2005. Minco Mining and Minco Silver share its Vancouver and China offices. Minco Mining allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

Minco Silver increased its business activities after its public listing on the TSX on December 1, 2005; in March 2006, Minco China set up a new branch office in Gansu which is mainly responsible for Gansu-Longnan properties. Many expenses such as office and miscellaneous, rent and telephone increased accordingly. Changes in other significant expenses were:

•

Professional fees (accounting, audit and legal fees) for the period ended March 31, 2006 were $134,000, as compared to $34,000 in the same period of 2005. The increase in the current period was mainly due to the excess of audit fees for both Minco Mining and Minco Silver’s 2005 audit over the accrual made in the prior period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended March 31, 2006 were $216,000, compared to $181,000 in the same period of 2005. The increase is a result of more business activities after Minco Silver’s public listing. In addition, in late 2005, the Company (through Minco Mining) recruited several senior level employees in Canada (including a vice president exploration and an investor relation manager) and China. In the first quarter 2006, the Company appointed a new CFO and several employees in Canada and hired several senior employees in China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in Canada and China.

•

In advance of Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Mining and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities. As a result, the Company incurred investor relations expense of $139,000 in the period ended March 31, 2006 compared to $39,000 in the same period of 2005. The Company retained the services of three investor relations groups: Boardmarker Consultancy Group, O&M Partners LLC, and Asianada International Investment Inc.

•

For the year ended March 31, 2006, the Company incurred a foreign exchange gain of $9,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $30,000 in the same period of 2005.

•

The Company recorded stock based compensation in the first quarter of 2006, of which $110,000 related to Minco Mining and $96,000 related to Minco Silver. Minco Mining’s $110,000 of stock based compensation expenses in the first quarter of 2006 was down from $170,000 in the first quarter of 2005. The decrease in this expense was attributable to lower vesting of stock options in the period, which in turn resulted in a decreased fair value of stock options.

In the period ended March 31, 2006, Minco Silver granted 275,000 stock options to its directors, officers, employees and consultants with the exercise price range from $1.95 to $2.22 per unit. Minco Silver recorded $96,000 of stock based compensation expense in connection with this grant (2004 - nil).

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the three months ended March 31, 2006, interest and sundry income was $126,000 compared to $70,000 in the comparative period. The 2006 increase was mainly due to a higher balance of short-term investments resulting in higher interest revenue; interest income increased to $107,000 in 2006 from $54,000 in 2005; management fees and rental income increased to $19,000 in 2006 fro $16,000 in 2005.

Non controlling interest

The Company’s non-controlling interest in the loss of Minco Silver in the first three months in 2006 amounted to $227,000, which increased from $16,000 in 2005. This was due to the increase in outside share holders in Minco Silver from 30% to 44.5% following a series of shares issuances and increased Minco Silver losses in 2006.

Financial Position

Since the Company’s last year end on December 31, 2005, the Company’s total assets have changed from $18,644,000 to $18,410,000 at March 31, 2006.  None of the components of total assets have changed significantly in that period.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$126,001	$293,269	$49,829	$62,509	$69,968	$220,475	$69,081	$9,105
Net income (loss)
• As reported	(962,265)	(614,896)	(752,218)	(679,842)	(650,374)	(748,069)	(690,252)	(954,150)
• As restated	(962,265)	(1,481,107)	(752,218)	1,870,158	(650,374)	1,361,931	(690,252)	(954,150)
Net income (loss) per share – basic and diluted
• As reported	(0.02)	(0.01)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)
• As restated	(0.02)	(0.04)	(0.02)	0.05	(0.02)	0.04	(0.02)	(0.03)

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In 2005, the Company recorded a dilution gain of $2,953,000 as the change in the non-controlling interest of its investment in Minco Silver, and $2,110,000 dilution gain in 2004. The Company recorded dilution gains in the second and fourth quarter of 2005 and fourth quarter of 2004.

In the fourth quarter of 2005, the losses were increased compared to the same period of last year, which was primarily due to more exploration activities, especially on the Fuwan Silver Project and Longnan project, and the write off of 2 million RMB (approximately $295,000) as disclosed above. The increases in loss were partially offset by increases in interest and sundry income. The interest and sundry income increase was primarily due to the increase of investment principal and interest rates.

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005 and the initial public offering in December 2005, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7% and 55.5%, respectively.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of an initial public offering by Minco Silver. A technical report in accordance with NI 43-101 for the Fuwan Silver Project was finalized on September 30, 2005. In October 2005, Minco Silver paid 1.5 million RMB (approximately $220,600) to No. 757 Geo-Exploration Team for the three exploration permits acquired on April 7, 2005 on behalf of Minco Silver.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

For the period ended March 31, 2006, the Company used cash of $883,000 to support operating activities compared to $530,000 in the same period of 2005.  The Company’s net loss the current quarter of $962,000 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $14,000, stock-based compensation of $206,000, and the write down of marketable securities of $99,000. In addition, certain other operating items did not generate cash including the minority non-controlling interest in the loss of $227,000.

Financing Activities

For the period ended March 31, 2006, the Company generated $802,000 from financing activities. Minco Mining generated cash of $220,000 from the issuances of 406,500 common shares through exercise of stock options at the price range from $0.20 to $0.55 per share, exercise of 250,000 broker options at $1.40 per share for proceeds of $350,000, and exercise of 104,000 warrants at the price range from $1.50 to $1.70 per share for proceeds of $169,000. In addition, Minco Silver generated a total of $62,000 from the 49,900 share purchased exercised at $1.25 per share. The Company generated $238,000 from financing activities in the same period of 2005.

Investing Activities

In the first three months period ended March 31, 2006, the Company generated $58,000 from investing activities compared to $1,188,000 in the same period of 2005. $78,000 was generated from the reduction of liquid short-term investments. The Company also spent $20,000 to purchase new equipment and capital assets.

Available Resources

The Company’s cash and short-term investment balance at March 31, 2006 amounted to $17,698,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

The Company expects that expenditures on exploration will increase in 2006 as the Company increases the number of joint ventures and participates in and evaluates more properties.

Share Capital

The Company has recently undertaken issuances of securities as follows:

(1)

Minco Mining:

As at March 31, 2006, 1,138,544 (December 31, 2005 – 1,518,058) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was not effected until January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

(2)

Minco Silver:

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at March 31, 2006, 14,392,500 common shares were still in escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $315,666, as follows:

2006	210,856
2007	87,710
2008	17,100
$ 315,666

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Mining also conditionally committed to payments of up to $12,941,966 in respect of joint venture investments and mineral property development.

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Jinli (1) (also known as Changkeng)	7,408,052	2,992,853	711,173	3,704,026	-
YGM (2)	3,486,143	-	3,486,143	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,089,420	1,089,420	-	-	-

HYMK (4)	922,037	-	922,037	-	-
Longnan exploration commitments (5)	36,314	36,314
Total	12,941,966	4,118,587	5,119,353	3,704,026	-

Notes:

a.

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

b.

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

c.

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

d.

Costs of exploration permits and investment commitments in accordance with the Huayu-Minco JV Contract dated July 18, 2003;

e.

Commitment of RMB 250,000 (approximately 36,314) to be paid in 2006 on Changkeng exploration program.

As of March 31, 2006, Minco Silver has committed $149,000 for drilling programs in 2006.

(c)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. “Teck Cominco”) on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco’s interests until April 2007.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005

Exploration costs	$ 18,375	$ 33,840
Management fees	7,175	-
Property investigation	8,590	9,760
Investor relations	5,060	-
Director's fees	10,500	-
	$ 49,700	$ 43,600

b.

Receivables of $248,716 (December 31, 2005 - $231,084) are due from three companies related by two common directors. $170,752 was subsequently received.

c.

Minco Silver entered into a strategic alliance with Silver Standard, a company with a shareholder of Minco Silver and which is related by two common directors.

d.

In 2003, Minco Mining entered into a letter agreement with New Cantech, which is related by one common director. In the period ended March 31, 2006, the direct costs and management fees occurred on the BYC project totalled $77,963 (2005: $33,844).

Non-Cash Transactions

(a)

In 2005, the Company received common shares of New Cantech with an aggregate value of $36,000 which offset exploration costs in respect of the BYC project in Inner Mongolia.

(b)

In 2005, the Company incurred share issuance costs of $ 151,498 paid through the issuance of share purchase warrants.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted in 2002 and 2003. The Company recorded $374,249 in the year ended December 31, 2005  and $206,000 in the three months ended March 31, 2006 as stock-based compensation and credited these amounts to contributed surplus or, in the case of stock options issued by Minco Silver, non-controlling interest.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments. The fair values of short-term investments are $54,000 in excess of carrying value, although short-term investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

Minco Mining has an authorized capital of 100 million common shares with no par value. As at March 31, 2006, the Company had 39,394,492 common shares outstanding compared to 38,633,992 common shares outstanding at December 31, 2005.

As at March 31, 2006, Minco Mining has 4,294,214 share purchase warrants outstanding exercisable at varying prices between $1.50 and $2.00 per share with varying expiry dates between October 2006 and July 2007. Minco Silver has 229,700 broker warrants outstanding exercisable at $1.25 per share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per share during the last six months of the term expiring May 31, 2007.

As at March 31, 2006, Minco Mining has 3,438,000 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share; Minco Silver has 2,860,000 stock options outstanding, exercisable at the price range from of $1.25 to $2.22 per share.

At the date of this management’s discussion and analysis, Minco Mining has 39,521,125 common shares, 3,511,334 stock options, 250,000 finder warrants, and 3,939,214 share purchase warrants outstanding, for a total of 47,221,673 fully diluted common shares outstanding

.

At the date of this management’s discussion and analysis, Minco Silver has 25,245,900 common shares, 2,860,000 stock options and 229,700 broker warrants outstanding, for a total of 28,335,600 fully diluted common shares outstanding.